**JCI (London) Limited**

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

19 November 2002

02 NOV 27 AM 9:56

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

02060059

Dear Sirs

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

**SABMiller plc**
**Issuer No. 82-4938**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTAL INFORMATION**

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Announcement re**
**Interim Results Date - Dated 15 November 2002**

dlw 12/2

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc
Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

# SABMiller plc
# INTERIM RESULTS DATE

SABMiller plc expects to announce interim results for the six months to 30 September 2002 on 21 November 2002.

Relevant dividend dates likely to be included in that announcement are:

| | |
|---|---|
| Ex-dividend date JSE | 2 December 2002 |
| Ex-dividend date LSE | 4 December 2002 |
| Record date (JSE and LSE) | 6 December 2002 |
| Payment date (JSE and LSE) | 20 December 2002 |

15 November 2002

ENDS